PSS World Medical, Inc. 4345 Southpoint Boulevard Jacksonville, FL 32216 904 380 - 4529

January 16, 2013

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PSS World Medical, Inc.
Amendment No. 1 to Form PREM 14A
Filed December 26, 2012
File No. 000-23832

Per our conversation with the Securities and Exchange Commission staff, we propose to insert the following statement at the end of the third bullet point on the top of page 25 of the above referenced filing: “Thus, within this assumed range of transaction prices and based on this related set of assumptions, the amount of such preliminarily estimated net gain would decrease as the transaction price increased.”

If you have any questions or further comments, please do not hesitate to call me at (904) 332-3000. Thank you in advance for assistance in this matter,

Sincerely,

Joshua H. DeRienzis

cc: Sarah Ernst, Esq., Alston & Bird LLP